Exhibit 99.5

FOR IMMEDIATE RELEASE	August 13, 2010

FORBES MEDI-TECH ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER ENDED JUNE 30, 2010

VANCOUVER, BC – Forbes Medi-Tech Inc. (OTCBB:FMTI) (“Forbes” or “Company”) today announced its results for the second quarter ended June 30, 2010. The comparative period for these results is the three and six-month periods ended June 30, 2009. All amounts are in Canadian Dollars unless otherwise noted.

  2010 OVERVIEW:

Exchange Listings:

In January 2010, the Company received a Nasdaq Staff Deficiency Letter indicating that it did not meet The NASDAQ Capital Market initial listing standard and its common shares were subject to suspension. The Company provided the NASDAQ with a notice of appeal of the Nasdaq Staff Deficiency determination to a Hearings Panel.

In February 2010, the Company received notification that a NASDAQ Listing Qualifications Panel has determined to delist the Company's common shares from The NASDAQ Stock Market, effective February 18, 2010. With the delisting, the Company’s common shares were immediately transferred for quotation to the Pink Sheets.

In April 2010, the Company received notification that its common stock was eligible for trading on the Over-the-Counter Bulletin Board (“OTCBB”), an electronic quotation service maintained by the Financial Industry Regulatory Authority (“FINRA”), effective on April 7, 2010. The Company’s common shares continue to trade under the symbol FMTI.

Sale of Business and Liquidation

Asset Sale

On July 13, 2010, the Company announced that it had entered into an agreement which will effect the sale of substantially all of its assets (the "Asset Sale") to MHT, LLC ("MHT"). Following the completion of the Asset Sale, Forbes intends on settling all of its contractual obligations, appointing a liquidator to finalize and wind-up its affairs, and distributing the resulting net proceeds to its shareholders.

On July 20, 2010, the Company announced that Pharmachem Laboratories, Inc. ("Pharmachem"), had advised Forbes that, subject to a satisfactory due diligence review in its sole discretion, it would be prepared to make an offer to acquire substantially all of its assets of the for cash consideration that exceeded the purchase price described in the asset purchase agreement between the MHT and the Company.

On July 29, 2010, the Company announced that Pharmachem had offered to acquire substantially all of its assets for cash consideration of US$1.9 million (the “Pharmachem Offer”). The Pharmachem Offer, which is not subject to a financing condition, exceeds the approximately US$1.4 million purchase price described in the asset purchase agreement between the MHT and the Company

On August 5, 2010, the Company announced that MHT had exercised its “right to match” with a revised offer of US $1.76 million, subject to inventory adjustments, which is at least as favorable to Forbes’ shareholders as the Pharmachem Offer.

On August 6, 2010, the Company announced that Pharmachem submitted a revised offer to acquire substantially all of the assets of the Company for cash consideration that exceeds the purchase price described in the amended and restated asset purchase agreement between the MHT and the Company (the “MHT Amended Asset Purchase Agreement”)

On August 9, 2010 we announced the Pharmachem revised offer of US$2.9 million to acquire substantially all of the assets of the Company is for cash consideration of (the “Pharmachem Revised Offer”). The Pharmachem Revised Offer, which is not subject to a financing condition, exceeds the approximately US$1.76 million purchase price described in the MHT Amended Asset Purchase Agreement.

Closing of the Asset Sale is conditional on us obtaining Forbes shareholder approvals, and other customary conditions, including obtaining consents to the assignment of the contracts that are proposed to be assumed.

Liquidation

Following the completion of the Asset Sale, the Company intends on settling all of its contractual obligations, appointing a liquidator to finalize and wind-up its affairs, and distribute the resulting net proceeds to its shareholders.

In connection with the wind-up of Forbes, and based on the August 9th Pharmachem Revised Offer of $2.9 million, it is expected that between Cdn $0.34 and Cdn $0.39 per share will be distributed to shareholders of record in one distribution which will include the cash proceeds realized under the Asset Sale less any payments made in respect of its remaining ongoing costs and liabilities. The distribution is expected to occur within six months following completion of a claims procedure that will be established under the supervision of the appointed liquidator. It is expected that, following the distribution, its common shares will be cancelled and de-listed from the OTCBB. It is anticipated that the wind-up of the Company will be completed in the first quarter of 2011, although the ultimate timing of a distribution and the windup may vary from what is expected. In addition, to the extent that, among other things: (i) transaction and wind-up costs; (ii) its net cash position at closing; (iii) the absence of unidentified claims; (iv) inventories of the Reducol™, business at the time of closing; or (v) foreign exchange rates are, in each case, different than assumptions made by management, shareholders may receive aggregate distributions amounting to less than the range noted. Accordingly, the Company can give no assurances as to the total amount and timing of distributions to its shareholders.

Shareholder approval

Forbes shareholders will be asked to approve the Asset Sale at the annual and special meeting of shareholders which is to occur on August 16, 2010 (the “Meeting”). Shareholders will also be asked to approve the Liquidation at the Meeting. The Board of Directors of the Company has unanimously recommended that shareholders vote in favour of both the Asset Sale and the Liquidation. Both the Asset Sale and the Liquidation will require the approval of two-thirds of Forbes shareholders present in person or represented by proxy at the Meeting. The President and CEO, each member of the Board of Directors and senior officers of Forbes have indicated that they intend on voting all their shares owned or controlled in favour of both the Asset Sale and the Liquidation.

Going Concern

Management is of the view that there are sufficient financial resources to finance operations through the third quarter of 2010. This view is based on a number of factors and assumptions and includes the assumption that its expenditures will not exceed those currently planned, and that its revenues will meet or exceed its expectations.

If the planned sale of the business and liquidation is not approved by shareholders, or is not completed in a timely matter, the Company’s future operations would be completely dependent upon its ability to complete another strategic transaction such as a merger, acquisition, sale of business or other suitable transaction. The market for any of these activities for companies such as Forbes has always been challenging. The outcome of these matters cannot be predicted at this time. Any possible strategic transactions to define its future will likely require shareholder approval. If the Company is unable to close on a strategic transaction before it exhausts its available financial resources, then it may be unable to continue operations as a going concern and will have to consider winding up, dissolution or liquidation.

  FINANCIAL RESULTS:

The following table offers a summary of the financial results for the second quarter of 2010.

Summary: (thousands of $ except per share values and number of shares) (unaudited)	3 month period ended June 30, 2010	3 month period ended June 30, 2009	6 month period ended June 30, 2010	6 month period ended June 30, 2009
Sales-phytosterol products	$1,605	$911	$2,668	$1,526
Sales-finished goods	73	107	163	215
Licensing	--	--	--	2
Phytosterol revenues	1,678	1,018	2,831	1,743
Cost of sales	(1,597)	(749)	(2,579)	(1,258)
Inventory and purchase commitment allowances	(57)	892	(115)	898
	24	1,161	137	1,383
Expenses	(897)	(1,078)	(1,881)	(2,497)
Other (expenses) / income	(45)	31	(16)	4,219
(Loss) / income from operations	(918)	114	(1,760)	3,105
Income tax expense	--	(1)	--	(3)
Net (loss) / income from operations	$(918)	$113	$(1,760)	$3,102

Weighted average number of shares, basic	4,969,813	4,969,813	4,969,813	4,969,813
Basic, net (loss) / income per share	$(0.18)	$0.02	$(0.35)	$0.62
Weighted average number of shares, diluted	4,969,813	5,039,780	4,969,813	5,034,051
Diluted, net (loss) / income per share	$(0.18)	$0.02	$(0.35)	$0.62

Revenues:
Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and sterols), sales of finished products containing Reducol™. Phytosterol revenues for the three months ended June 30, 2010 totaled $1,678,000 ($1,018,000 - three months June 30, 2009) and $2,831,000 for the six months ended June 30, 2010 ($1,743,000 – six months June 30, 2009). The increases are primarily due to a major customer returning to regular purchasing patterns whereas this customer was realigning inventories in first six months of 2009. Also included in the revenues for the three and six months ended June 30, 2010, is a sale of excess sterols which were disposed of in preparation of the sale of the business.

Cost of Sales/ Margins:
Excluding the impact of the inventory and purchase commitment allowances, for the six months ended June 30, 2010, the Company realized a gross margin percentage of 9% on phytosterol revenues of $2,831,000 compared with a gross margin percentage of 28% on phytosterol revenues of $1,743,000 for the six months ended June 30, 2009.

Excluding the impact of the inventory and purchase commitment allowances, for the three months ended June 30, 2010, the Company realized a gross margin percentage of 5% on phytosterol revenues of $1,678,000 compared with a gross margin percentage of 26% on phytosterol revenues of $1,018,000 for the three months ended June 30, 2009.

The margins decreased primarily due to a customer mix with lower margins. In addition, the impact of the fluctuations in the US$ / CDN$ foreign exchange rate had a negative impact of approximately 4% and the impact of the sale of the excess sterols, as noted above, had a negative impact of approximately 2% on the gross margins percentages in the three and six months period ended June 30, 2010. Fluctuations in cost of sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, foreign exchange rate fluctuations,- which has an impact on cost of products produced and recorded revenue, varying contractual sales terms, and lower margins realized on the sales of finished goods sold through Forbes-Fayrefield.

Operating expenses:
The Company continues to reduce operating expenses wherever possible. The reduction in expenses in the current quarter in comparison to the comparable quarter in the previous year is attributable to a reduced head count and other cost saving measures.

Liquidity & Capital Resources:

The Company’s net cash and cash equivalents as of June 30, 2010 totaled $1,115,000 compared with $1,329,000 as at December 31, 2009. The Company had working capital of $2,325,000 at June 30, 2010 (December 31, 2009 –working capital $3,960,000).

The going concern concept assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt about the validity of this assumption.

The Company has sustained operating losses since its formation. Management is of the view that there are sufficient financial resources to finance operations through the third quarter of 2010. This view is based on a number of factors and assumptions and includes the assumption that its expenditures will not exceed those currently planned, and that its revenues will meet or exceed its expectations.

If the planned sale of the business and liquidation is not approved by shareholders, or is not completed in a timely matter, the Company’s future operations would be completely dependent upon its ability to complete another strategic transaction such as a merger, acquisition, sale of business or other suitable transaction. The market for any of these activities for companies such as Forbes has always been challenging. The outcome of these matters cannot be predicted at this time. Any possible strategic transactions to define its future will likely require shareholder approval. If the Company is unable to close on a strategic transaction before the Company exhausts its available financial resources, then the Company may be unable to continue operations as a going concern and will have to consider winding up, dissolution or liquidation.

Annual and Special General Meeting
The Company will hold its 2010 Annual and Special General meeting at the offices of McCarthy Tétrault LLP, Suite 1300, 777-Dunsmuir Street, in the City of Vancouver, British Columbia, at the hour of 10:00 am (Vancouver Time), on August 16, 2010. Please contact Forbes for any additional information.

Second Quarter Report
This news release includes by reference the Company’s unaudited financial statements for the second quarter ended June 30, 2010 and the Management Discussion & Analysis (MD&A). More detailed information can be found in the MD&A and financial statements, which are being filed with applicable Canadian and U.S. regulatory authorities.

Financial Information
The following information should be read in conjunction with the Company’s second quarter reports and the Company’s audited consolidated financial statements for the year ended December 31, 2009 and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(unaudited)

	June 30 2010	December 31 2009
ASSETS
Current Assets
Cash and cash equivalents	$1,115,246	$1,329,176
Accounts receivable	1,181,832	946,823
Inventories	462,008	2,117,159
Prepaid expenses and deposits	167,512	178,287
	2,926,598	4,571,445
Long-term Assets
Capital assets	16,301	102,813
Other assets	20,108	23,210
	$2,963,007	$4,697,468
LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$569,403	$546,848
Current portion of tenure allowance payable	32,500	65,000
	601,903	611,848
Long-term liabilities
Tax provision	754,087	744,000
Tenure allowance	938,709	913,464
	2,294,699	2,269,312
Shareholders’ equity
Share capital (Note 7(b))	$2,720,992	$2,720,992
Contributed surplus (Note 7(c))	10,042,877	10,042,877
Deficit	(12,095,561)	(10,335,713)
	668,308	2,428,156
	$2,963,007	$4,697,468
Basis of presentation and going concern (note 1)
See accompanying notes to the consolidated financial statements.

FORBES MEDI-TECH INC.
Consolidated Statements of Operations, Comprehensive (Loss) / Income and Deficit
(Expressed in Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended			Six months ended
	June 30 2010		June 30 2009	June 30 2010	June 30 2009

REVENUES
Sales	$1,677,532		$1,018,365	$2,830,816	$1,740,896
Licensing	--		--	--	2,168
Phytosterol revenues	1,677,532		1,018,365	2,830,816	1,743,064
Cost of sales	1,596,844		749,284	2,578,556	1,257,990
Inventory and purchase commitment allowances	57,000		(892,000)	115,000	(898,000)
(Note 4)
	23,688		1,161,081	137,260	1,383,074
EXPENSES
General and administrative	616,761		709,927	1,310,987	1,671,547
Marketing, sales and product development	125,740		178,792	260,221	359,571
Nutraceutical research, development and support	146,697		157,248	262,762	430,378
Depreciation and amortization	6,575		9,694	13,756	20,476
Foreign exchange loss / (gain)	992		22,567	33,095	14,876
	896,765		1,078,228	1,880,821	2,496,848
(Loss) / income from operations	$(873,077)	$		$(1,743,561)	$(1,113,774)
OTHER INCOME / EXPENSES
Gain on dilution of interest in subsidiary	--		--	--	4,147,975
Impairment charge for capital assets (Note 5)	(72,757)		--	(72,757)	--
Interest and other	28,159		30,756	56,470	71,212
	(44,598)		30,756	(16,287)	4,219,187
Net (loss) / income before taxes	$(917,675)		$113,609	$(1,759,848)	$3,105,413
Income tax expense	--		(580)	--	(2,904)
Net (loss) / income and comprehensive (loss) /	(917,675)		113,029	(1,759,848)	3,102,509
Deficit, beginning of period	(11,177,886)		(7,472,831)	(10,335,713)	(10,462,311)
Deficit, end of period	$(12,095,561)		$(7,359,802)	$(12,095,561)	$(7,359,802)
Weighted average number of common shares outstanding, basic	4,969,813		4,969,813	4,969,813	4,969,813
Basic (loss) / income per share	$(0.18)		$0.02	$(0.35)	$0.62
Weighted average number of common shares outstanding, diluted	4,969,813		5,039,780	4,969,813	5,034,051
Diluted (loss) / income per share	$(0.18)		$0.02	$(0.35)	$0.62
See accompanying notes to the consolidated financial statements.

FORBES MEDI-TECH INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(unaudited)

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
OPERATIONS
Net (loss) / income for the period	$(917,675)	$113,029	$(1,759,848)	$3,102,509
Adjustments for:
Depreciation and amortization	6,575	9,694	13,755	20,476
Stock-based compensation expense	--	91	--	15,913
Impairment charge for capital assets	72,757	--	72,757	--
Accretion of interest	--	--	--	103,728
Gain on dilution of interest in subsidiary	--	--	--	(4,147,975)
	(838,343)	122,814	(1,673,336)	(905,349)
Net change in non-cash operating items (Note 11)	482,881	(903,307)	1,459,405	(68,563)
Net cash used in operations	(355,462)	(780,493)	(213,930)	(973,912)

INVESTMENTS
Proceeds on disposal of short-term investments	--	789,360	--	789,360
	--	789,360	--	789,360
Increase/(decrease) in cash and cash equivalents	(355,462)	8,867	(213,930)	(184,552)
Cash and cash equivalents, beginning of period	1,470,708	1,183,156	1,329,176	1,376,575
Cash and cash equivalents, end of period	$1,115,246	$1,192,023	$1,115,246	$1,192,023

About Forbes Medi-Tech Inc.
Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information, please visit www.forbesmedi.com.

Contacts:

David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com

FORWARD LOOKING STATEMENTS

This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales and revenues, sufficiency of its capital resources, future financing and M&A transactions, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “has until”, “deadline”, “plan”, “expects”, “continuing”, “potential”, “will be”, “will meet”, “seeking”, “may”, “obtain”, “anticipated”, “2010”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that the Company will not complete the Asset Sale in accordance with the terms of the Pharmachem Offer or at all or that the proceeds available for distribution in the Liquidation will be less than anticipated, would have a material adverse effect on the Company and its ability to continue as a going concern; the risk of unanticipated expenses and inability to control certain costs; the risk that sales revenue may not meet the Company’s expectations; the Company’s dependence on its key personnel; the Company’s need for additional customers and the Company’s existing reliance on four major customers for performance; the effect of competition; manufacturing risks and the Company’s dependence on third party suppliers; product liability, intellectual property and insurance risks; exchange rate fluctuations; the need for future regulatory approvals, which are not assured; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form on Form 20-F and other documents filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

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